NORTH AMERICAN DISCLOSURE NETWORK (ENGLISH) (FRENCH) TRANSLATION
            For immediate release on Thursday, December 17, 1998

            HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. (Canada)
                          HOLLINGER INC. (Canada)
                    HOLLINGER INTERNATIONAL INC. (U.S.)




                                SOUTHAM BID


          Toronto, Canada, December 17, 1998 - Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; NASDAQ:
HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE:
HLR), announce that Hollinger Canadian, a Canadian company in the Hollinger consolidated group of companies, today mailed the previously announced take-over bid (the "Bid") to shareholders of Southam Inc. ("Southam") (TSE,
MSE: STM) to acquire all of the common shares of Southam not presently controlled by the Hollinger group for $22.00 cash per share to be paid after the $7.00 per share special dividend to be paid on January 4, 1999. Shareholders who wish to tender to the Bid should submit their shares prior to 5:00 p.m. on January 13, 1999.

          Hollinger Canadian has received a valuation of the Southam minority common shares, prepared in accordance with the provisions of Ontario Securities Commission Policy 9.1, from Newcrest Capital Inc., an independent firm with experience in business and securities valuation, indicating that in their opinion as at December 11, 1998: (i) the current fair market value of the Southam common shares was in the range of $27.50 to $32.25 per share; (ii) the fair market value of the Southam common shares after payment of the $7.00 special dividend is therefore in the range of $20.50 to $25.25 per share; and (iii) the Bid is fair, from a financial point of view, to the Southam minority shareholders.

          The $22.00 per share price (pre-special dividend equivalent of $29.00) constitutes a premium of approximately 16% over the $25.00 closing price per share on The Toronto Stock Exchange on the last trading day prior to the announcement on December 2, 1998 that Hollinger Canadian intended to make the Bid.

         The Bid to Southam shareholders is subject to certain terms and conditions including the right of Hollinger Canadian, at its option, not to accept for purchase and pay for any shares deposited unless: (i) at least 66-2/3% of the shares sought under the Bid are deposited and not withdrawn at the expiration of the Bid; and (ii) Southam shareholders have approved by a majority of the minority vote the deletion from Southam's restated articles of incorporation of the provisions entitled "Higher Vote for Certain Business Combinations and Certain Amendments to the Articles and By-laws". Those provisions, like the related party transaction provisions of Ontario Securities Commission Policy 9.1, would require a majority of the minority vote in connection with a


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going private transaction subsequent to the Bid but, unlike the Policy 9.1 provisions, would not permit Southam shares purchased pursuant to the Bid to be included in the calculation of the minority approval in respect of a subsequent going private transaction.

          A Special Meeting of Southam shareholders will be held at 9:00 a.m. (Toronto time) on January 14, 1999 in order to seek the shareholder approvals necessary to satisfy this condition of the Bid. Southam shareholders who wish to accept and support the Bid should ensure that the Tendering Document (which includes a proxy for the meeting) is submitted to CIBC Mellon prior to 5:00 p.m. (Toronto time) on January 13, 1999.

          Hollinger Canadian currently owns 53,961,148 Southam common shares, representing approximately 71% of the issued and outstanding Southam common shares. The total consideration payable for all of the minority shares is approximately $484 million (Cdn.). Hollinger Canadian will finance the Bid with its portion of the Southam special dividend and by a borrowing under an existing bank credit facility.

          For information please call:


J. A. Boultbee                          Peter Y. Atkinson
Executive Vice-President and            Vice-President and General
Chief Financial Officer,                Counsel
Hollinger Inc., Hollinger               Hollinger Canadian Publishing
Canadian Publishing Holdings            Holdings Inc. and Hollinger Inc.
Inc. and                                and Vice-President,
Hollinger International Inc.            Hollinger International Inc.
(416) 363-8721                          (416) 363-8721


Paul B. Healy
Vice-President, Corporate
Development and Investor
Relations
Hollinger International Inc.
(212) 586-5666